BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of Instruction CVM No. 80/2022, informs its shareholders and the market in general of the following related party transaction (“Transaction”):

Related Party Names	Al Wafi Food Products Factory – Sole Proprietorship LLC (“Al Wafi Factory”) and Marfrig Global Foods S.A. (“Marfrig”)
Relationship with the Company

The Al Wafi Factory, a BRF’s subsidiary headquartered in the United Arab Emirates that belongs to its Halal corporate structure.

Marfrig currently holds 33.31% (thirty-three-point thirty-one percent) of the common shares issued by BRF and it is considered as a "related party" in accordance with BRF's Related Party Transactions Policy ("Policy").

Date of the Transaction	08.29.2023
Object, Main Terms and Conditions	The agreement constitutes an amendment to the contract originally entered into by and between Al Wafi Factory and Marfrig on 08.19.2019, for the supply by Marfrig of raw materials (deboned and frozen beef) to BRF's factory in Abu Dhabi, which expired on 08.19.2023. The amendment extends the contract's term by 24 (twenty-four) months until 08.19.2025. The transaction represents a routine raw material supply operation, carried out within the normal course of BRF's business, with no exclusivity to either party, or a minimum volume to be supplied. The estimated total value of the contract is US $27,000,000.00 (twenty-seven million dollars) per annum.
Reasons why the Company's management deems the operation to be equitable

The Company management considers that the contract in question is entered into an arms’ length condition, given that:

(i) price quotations were requested, and negotiations were conducted with Marfrig to obtain a competitive price;

(ii) BRF maintains a contract with another potential supplier for the Abu Dhabi factory, wherein for each demand cycle, BRF will be able to select the supplier that presents the best correlation between price and volume; and

(iii) the transaction was: (a) described in a technical memorandum approved by the Compliance Department and the Corporate Legal Department of BRF; (b) reviewed by the Company's Audit and Integrity Committee and the Finance and Risk Management Committee, in accordance with section 4.3.1, (iv) of the Policy; and (c) finally approved by the Board of Directors.

Eventual involvement of the counterparty, its partners, or administrators in the Company's decision process regarding the Operation or in the negotiation of the Operation as representatives of the Company, describing these involvements	There was no participation by Marfrig, its administrators, and/or its shareholders in the decision-making process by BRF regarding the operation, and such individuals also did not take part in the negotiation of the transaction as representatives of BRF. The negotiation was conducted between independent parties.

São Paulo, August 29, 2023.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer